SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  For the Quarterly period ended June 30, 2000

                                   EIDOS plc

                             Wimbledon Bridge House
                                1 Hartfield Road
                               Wimbledon, London
                            SW19 3RU United Kingdom
                                44 208 636 3000
         (Address and telephone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   |X|     Form 40-F   |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes   |_|            No   |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   82 -- N/A
                                       ------

                                   EIDOS plc

                                    Form 6-K

                               TABLE OF CONTENTS
                                                                            Page

Consolidated Financial Statements (Unaudited):

Consolidated Balance Sheets as of June 30, 2000 and March 31, 2000             2

Consolidated Statements of Operations for the three months
 ended June 30, 2000 and 1999                                                  4
 Statements of Recognised Gains and Losses for the three
 months ended June 30, 2000 and 1999                                           5

Consolidated Statements of Cash Flows for the three months
 ended June 30, 2000 and 1999                                                  6

Consolidated Statements of Changes in Shareholders' Equity
 for the three months ended June 30, 2000                                      7
 Notes to Unaudited Consolidated Financial Statements                          8

Management's Discussion and Analysis of Financial Condition
 and Results of Operations for the three months ended June 30, 2000           15



Exhibits


The following documents were filed as part of this Form 6-K:

Press release dated 15 August 2000                                           E-1

UK press release dated 31 August 2000 -- results for the
 three months ended June 30, 2000                                            E-2

US press release dated August 31, 2000 -- results for the
 three months ended June 30, 2000                                            E-3

EIDOS plc
Consolidated Balance Sheets Reconciled to US GAAP



UK GAAP                                        June 30, 2000           March 31,
                                                 (unaudited)                2000
                                            ----------------    ----------------
                                                        L000                L000
Fixed assets
Intangible assets (net of amortisation
 of L16,570,000; March 31, 2000,
 L13,923,000)                                         14,330              16,035
Tangible assets                                        5,916               6,022
Investments
 Joint ventures -- share of net assets                 2,468               1,840
 Joint ventures -- goodwill (net of
 amortisation of L4,727,000;
  March 2000 L3,475,000)                              10,466              12,270
 Other investments                                    38,081              38,081
                                            ----------------    ----------------
Total investments                                     51,015              52,191
                                            ----------------    ----------------
Total fixed assets                                    71,261              74,248
                                            ----------------    ----------------
Current assets
Stocks                                                13,851              13,286
Debtors                                               34,582              77,665
Cash at bank and in hand                              14,725             103,449
                                            ----------------    ----------------
Total current assets                                  63,158             194,400
Creditors: amount falling due within
 one year                                            (22,344)           (142,176)
                                            ----------------    ----------------
Net current assets                                    40,814              52,224
                                            ----------------    ----------------
Total assets less current liabilities                112,075             126,472
Creditors due after more than one year                  (125)                (53)
                                            ----------------    ----------------
Net assets                                           111,950             126,419
                                            ================    ================
Capital and reserves
Called up share capital                                2,071               2,071
Share premium account                                 85,108              85,034
Other reserves                                           707                 707
Profit and loss account                               24,064              38,607
                                            ----------------    ----------------
Shareholders' funds                                  111,950             126,419
                                            ================    ================



The accompanying notes are an integral part of these consolidated financial statements.

EIDOS plc
Consolidated Balance Sheets Reconciled to US GAAP (continued)


Reconciliation to US GAAP                      June 30, 2000           March 31,
                                                 (unaudited)                2000
                                            ----------------    ----------------
                                                        L000                L000
Shareholders' funds (prepared under UK
 GAAP)                                               111,950             126,419
Goodwill                                              13,632              13,632
Less in process research and
 development                                          (2,368)             (2,368)
Less amortisation                                    (12,288)            (12,503)
                                            ----------------    ----------------
                                                      (1,024)             (1,239)
                                            ----------------    ----------------
Investment in associates -- net assets                   204                 204
Investment in associates -- goodwill                   7,114               7,114
Less amortisation                                     (5,815)             (5,407)
                                            ----------------    ----------------
                                                       1,503               1,911
                                            ----------------    ----------------
Unrealised appreciation of other
 investments                                          23,502              40,665
Deferred tax on unrealised appreciation               (7,051)            (12,200)
                                            ----------------    ----------------
                                                      16,451              28,465
                                            ----------------    ----------------
Full consolidation of joint venture
 company                                                 (62)               (129)
Revenue recognition                                     (938)               (938)
                                            ----------------    ----------------
Shareholders' funds in accordance with
 US GAAP                                             127,880             154,489
                                            ================    ================



The accompanying notes are an integral part of these consolidated financial statements.

EIDOS plc
Unaudited Consolidated Statements of Operations Reconciled to US GAAP


UK GAAP                                           Three months ended June 30,
                                                          2000              1999
                                                --------------    --------------
                                                          L000              L000
Turnover: Group and share of joint ventures'            18,869            16,810
Less: share of joint ventures                           (2,071)              ---
                                                --------------    --------------
Turnover -- continuing operations                       16,798            16,810
Cost of goods sold                                      (9,091)           (8,345)
                                                --------------    --------------
Gross profit                                             7,707             8,465
Selling and marketing                                   (9,063)           (8,867)
Research and development                               (11,534)          (11,779)
General and administrative
 Amortization of goodwill                               (2,647)           (2,514)
 Other                                                  (6,000)           (6,169)
                                                --------------    --------------
Total general and administrative                        (8,647)           (8,683)
                                                --------------    --------------
Operating expenses                                     (29,244)          (29,329)
                                                --------------    --------------
Group operating loss                                   (21,537)          (20,864)
Share of operating profit of joint ventures                289               ---
Joint venture goodwill amortization                     (1,252)              ---
                                                --------------    --------------
Total operating loss -- continuing
 operations                                            (22,500)          (20,864)
Net interest and similar charges                           166               (85)
                                                --------------    --------------
Loss on ordinary activities before tax                 (22,334)          (20,949)
Tax on loss on ordinary activities                       7,006             6,915
                                                --------------    --------------
Net loss after tax (prepared under UK GAAP)            (15,328)          (14,034)
                                                --------------    --------------
Loss per share: basic and diluted                      (14.8p)           (16.0p)

Reconciliation to US GAAP
Net loss after tax (prepared under UK GAAP)            (15,328)          (14,034)
Amortisation of goodwill -- group                          214               204
Amortisation of goodwill -- associates                    (408)             (554)
Full consolidation of joint venture                         67               ---
                                                --------------    --------------
Net loss in accordance with US GAAP                    (15,455)          (14,384)
                                                --------------    --------------
Loss per share in accordance with US GAAP
 Basic and diluted                                     (14.9p)           (16.4p)



The accompanying notes are an integral part of these consolidated financial statements.

EIDOS plc
Unaudited Consolidated Statements of Total Recognised Gains and Losses


                                                   Three months ended June 30,
UK GAAP                                                   2000              1999
                                                --------------    --------------
                                                          L000              L000
Net loss after tax                                     (15,328)          (14,034)
Translation differences on foreign currency
 net investments                                           785              (330)
                                                --------------    --------------
Total gains and losses in the period                   (14,543)          (14,364)
                                                --------------    --------------
US GAAP
Net loss                                               (15,455)          (14,384)
Other comprehensive income:
 Foreign currency translation adjustments                  785              (330)
 Unrealised appreciation of investments                (17,162)              ---
 Deferred tax on unrealised appreciation of
 investments                                             5,149               ---
                                                --------------    --------------
Total comprehensive net loss                           (26,683)          (14,714)
                                                --------------    --------------
Cumulative translation differences
Balance brought forward                                 (1,233)             (199)
Before tax translation differences                       1,267              (524)
Tax benefit/(expense)                                     (482)              194
                                                --------------    --------------
After tax translation differences                          785              (330)
                                                --------------    --------------
Balance carried forward                                   (448)             (529)
                                                ==============    ==============



The accompanying notes are an integral part of these consolidated financial statements.

EIDOS plc
Unaudited Consolidated Statements of Cash Flow


                                                Three months        Three months
                                              ended June 30,      ended June 30,
                                                        2000                1999
                                                        L000                L000
                                            ----------------    ----------------
Net cash inflow/(outflow) from
 operating activities                                  4,085              (7,035)
                                            ----------------    ----------------
Returns on investments and servicing of
 finance
Interest received                                        428                 335
Bank interest paid                                    (1,467)               (117)
Interest paid on finance leases                           (7)                (15)
Other interest paid                                      ---                (243)
                                            ----------------    ----------------
                                                      (1,046)                (40)
                                            ----------------    ----------------
Taxation
UK taxation paid                                      (9,417)                ---
Overseas tax paid                                       (763)               (938)
                                            ----------------    ----------------
                                                     (10,180)               (938)
                                            ----------------    ----------------
Capital expenditure and financial
 investment
Purchase of tangible fixed assets                       (564)               (554)
Sale of tangible fixed assets                             76                 ---
Investment disposal costs                               (641)                ---
                                            ----------------    ----------------
                                                      (1,129)               (554)
                                            ----------------    ----------------
Acquisitions and disposals
Purchase of subsidiary undertakings                      ---             (14,327)
                                            ----------------    ----------------
                                                         ---             (14,327)
                                            ----------------    ----------------
Net cash (outflow) / inflow before
 financing                                            (8,270)            (22,894)
Financing
Issue of ordinary share capital                           74               1,897
Repayment of principal under finance
 leases                                                  (98)                (91)
                                            ----------------    ----------------
                                                         (24)              1,806
                                            ----------------    ----------------
Decrease in cash in the period                        (8,294)            (21,088)
                                            ================    ================


Notes:
1. Net cash inflow from operating activities is derived from operating loss of L21,537,000 (1999: L20,864,000) adjusted for depreciation of L902,000 (1999:
   L827,000), goodwill amortisation of L2,647,000 (1999: L2,514,000) and a decrease in working capital of L22,073,000 (1999: L10,488,000).

2. The accompanying notes are an integral part of these consolidated financial statements.

EIDOS plc
Unaudited Consolidated Statement of Changes in Shareholders' Equity For the three months ended June 30, 2000


L000 (except share numbers)                 Ordinary shares
                                     -----------------------------
                                                                             Share
                                            No. of                         premium           Other       Profit and
UK GAAP                                     shares          Amount         account        reserves     loss account           Total
                                      ------------    ------------    ------------    ------------     ------------    ------------
Balance as at April 1, 2000            103,526,440           2,071          85,034             707           38,607         126,419
Loss for the period                            ---             ---             ---             ---          (15,328)        (15,328)
Translation adjustment                         ---             ---             ---             ---              785             785
Exercise of warrants and options            41,875             ---              74             ---              ---              74
                                      ------------    ------------    ------------    ------------     ------------    ------------
Balance as at June 30, 2000            103,568,315           2,071          85,108             707           24,064         111,950
                                      ------------    ------------    ------------    ------------     ------------    ------------
US GAAP
Balance at April 1, 2000               103,526,440           2,071         114,560             707           37,151         154,489
Loss for the period                            ---             ---             ---             ---          (15,455)        (15,455)
Translation adjustment                         ---             ---             ---             ---              785             785
Exercise of warrants and options            41,875                              74             ---             ---               74
Net unrealised appreciation of
 investments                                   ---             ---             ---             ---          (12,013)        (12,013)
                                      ------------    ------------    ------------    ------------     ------------    ------------
Balance at June 30, 2000               103,568,315           2,071         114,634             707           10,468         127,880
                                      ============    ============    ============    ============     ============    ============


Notes:
1. The accompanying notes are an integral part of these consolidated financial statements.

EIDOS plc

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.  Summary of Significant Accounting Policies

       The financial statements of Eidos plc (the Company) have been prepared in accordance with applicable Accounting Standards in the United Kingdom.


a.  Unaudited results

       The interim consolidated financial statements are unaudited. In the opinion of management, all adjustments considered necessary to present fairly the consolidated financial position, results of operations and cash flows for such interim periods have been made. In the opinion of management, the unaudited interim consolidated financial statements have been prepared on a basis consistent with Eidos' audited consolidated financial statements at March 31, 2000.


b.  Loss per share

       The loss per share is calculated in accordance with Financial Reporting Standard No.14 and based on a weighted average number of ordinary shares in issue of for the three months ended June 30, 2000 of 103,531,137 (1999: 87,841,880). None of the potential ordinary shares is dilutive and therefore a separate diluted loss per share is not given.

       The weighted average share number and loss per share for the three months ended June 30, 1999 has been restated to reflect the five for one share split that took place on January 26, 2000.

       The weighted average number of shares used to calculate the basic earnings per share under US GAAP is the same as for UK GAAP.


c.  Summary of differences between UK GAAP and US GAAP

       A summary of the most significant differences applicable to Eidos plc and its subsidiaries (Eidos) is set out below:

    (1) Business combinations

       Under US GAAP, goodwill arising on acquisitions accounted for under the purchase method is amortized over the estimated useful life of the goodwill, with amortized amounts being included in general and administrative expenses. Each of the Company's acquisitions has been accounted for using the purchase method for US GAAP purposes. Each of the businesses acquired by the Company was involved in the development of computer games software. The Company acquired such businesses for their established names in the computer games software market, for the experience of their personnel in the development of computer game software, and for an aggregate of in excess of 25 games (together with underlying technologies) which were under development by or on behalf of such businesses.

EIDOS plc
Notes to Unaudited Consolidated Financial Statements continued.../

      Upon review of the acquired companies' technology, the Company determined that a portion of such technology had neither reached technological feasibility nor had alternative future uses and that completion of the games under development would require substantial additional effort and expenditure by the Company. Accordingly, for US GAAP purposes, the Company treated an aggregate of L24.4 million as in-process research and development, all of which was expensed in the periods in which the related acquisitions were completed (1996: L8.2 million, 1997: L13.8 million and 1999: L2.4 million). The Company also has recorded L67.0 million of goodwill for US GAAP purposes in connection with acquisitions (1996: L7.4 million, 1997: L11.1 million, 1998: L4.0 million, 1999: L27.8 million and 2000: L16.7 million). The Company recognizes the fast changing industry in which it is involved and believes the remaining goodwill has a useful life of 3 years.

       Under UK GAAP, goodwill arising on consolidation of acquisitions (which represents the excess of the fair value of the consideration paid in the acquisition over the fair value of the identifiable net assets acquired) prior to April 1, 1998 was written-off immediately against reserves, and has no impact upon the Company's statement of operations until disposal. Goodwill arising after April 1, 1998 is being capitalized and amortized in a method similar to US GAAP; however there is no charge for in-process research and development. The Company is therefore recording different amounts of capitalized goodwill and amortization under UK GAAP than it is under US GAAP. Currently the amortization charge under US GAAP exceeds that under UK GAAP because of the amortisation of goodwill relating to companies acquired prior to April 1, 1998. It is anticipated that in the future the difference will decrease and eventually the UK GAAP charge will exceed the US GAAP charge because of the in-process research and development charges taken for US GAAP only.

       Additionally UK GAAP requires that on subsequent disposal or closure of a previously acquired business, any goodwill previously taken directly to shareholders' equity is reflected in the income or loss on disposal. Under US GAAP the appropriate balance to be written off on the disposal of the business is the remaining unamortized balance of goodwill.

       For acquisitions prior to April 1, 1998, the benefit of acquired tax losses, as they are recognised in periods subsequent to the acquisition, are credited to goodwill for US GAAP purposes and credited to income under UK GAAP. There is no difference in treatment for acquisitions after April 1, 1998.

       Some of the investments made by Eidos during the year ended March 31, 2000 were reported differently under UK and US GAAP because of the respective definitions of a subsidiary, joint venture, associate and trade investment.

       In summary, under UK GAAP the definitions are broadly based on control (to a certain extent irrespective of actual percentage of shares held). Under US GAAP they are based more on the percentage shareholding with strong evidence required to, for example, not consolidate an entity with a greater than 50% shareholding.

       During fiscal year 2000, Eidos acquired 75% and 25% holdings in Proein SA and Pyro Studios SL, respectively. Because of the nature of the contractual joint control arrangements, these investments have been accounted for as joint ventures under UK GAAP. This means they have been accounted for using the equity method (with

EIDOS plc
Notes to Unaudited Consolidated Financial Statements continued.../

       additional disclosures required under UK GAAP). Under US GAAP, Proein has been treated as a subsidiary and consolidated. Pyro Studios have been accounted for using the equity method. These differing accounting treatments do not affect the calculation of goodwill. On a line by line basis the statement of operations and balance sheets under UK and US GAAP differ; however, in reconciling net income and shareholders' equity from UK to US GAAP there is only one minor difference. This is due to the differing treatment of the provision for profit on unsold inventory. Proein is a distributor of entertainment software in Spain; Eidos is one of Proein's main suppliers. At each period end adjustments have to be made for the Eidos' profit on inventory as yet unsold by Proein. Adjustments are made for both UK and US GAAP, however, under the equity method (UK GAAP) this adjustment is restricted to Eidos' percentage of Proein (75%), whereas under full consolidation principles the adjustment is for 100%.

       In addition to the aforementioned acquisitions, Eidos has made a series of investments in Top Cow Productions, Inc. in the last two years such that the current holding is now 26%. Under UK GAAP the investment is not treated as an associate (which would require equity accounting) because, although Eidos has a participating interest (defined as over 20%), it does not exercise significant influence over the operating and financial policies of the company. Under US GAAP the investment is accounted for by the equity method, with the resulting goodwill being amortised over three years. Furthermore, under US GAAP, because the original investment took place in the year ended March 31, 1999 (a step acquisition), the equity method of accounting has been applied retrospectively and prior year US GAAP numbers have been restated accordingly.

    (2) Equity securities

       Under UK GAAP, available for sale securities are stated at cost less provision for any impairment in value. Under US GAAP, these securities are marked to market with any unrealised gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

       In prior years, Eidos had a significant investment (15%) in a technology company listed on the Norwegian stock exchange (Opticom ASA). This investment was not marked to market at June 30, 1999 because the Board concluded that the price quoted on the Norwegian stock exchange was not representative of fair value. This was because of the stage of development of the company and the size of the holding in relation to normal trading volumes. Accordingly the investment was carried at cost for US accounting purposes.

       During March 2000, Eidos sold a large proportion of its shareholding (at a significant discount to then quoted market price). The remaining holding is being marked to market under US GAAP since in the present circumstances, the quoted price is considered to be a reasonable reflection of the fair value.

    (3) Revenue recognition

       Under UK GAAP, licence income and advance royalties are recognised when contractually due and non-refundable. Under US GAAP, SEC Staff Accounting Bulletin No. 101 requires the deferral of non-refundable, up-front fees unless the up-front fees are in exchange for products delivered or services performed that represent the culmination of a separate earnings process. During the year ended March 31, 2000, Eidos

EIDOS plc
Notes to Unaudited Consolidated Financial Statements continued.../

       received non-refundable advance royalties which met the criteria for recognition under UK GAAP, but not under US GAAP. Accordingly, under US GAAP these advance royalties were and continue to be deferred and will be recognised as royalties are actually earned.

    (4) Deferred taxation

       Under UK GAAP deferred taxes are accounted for to the extent that it is considered probable that a liability or asset will crystalise in the foreseeable future.

       Under US GAAP, deferred tax assets and liabilities are recorded for temporary differences between the book and tax basis of assets and liabilities. Deferred tax assets are reduced by a valuation allowance to the amount which is more likely than not to be realised.

EIDOS plc
Notes to Unaudited Consolidated Financial Statements continued.../

3.  Segmental analysis

       The analysis by class of business of turnover, loss before tax and assets for Eidos on a consolidated basis is given below.


                                                Turnover                  Loss before taxation                Gross assets
                                     -----------------------------   -----------------------------    -----------------------------
                                      Three months ended June 30,     Three months ended June 30,          June 30,       March 31,
                                     -----------------------------   -----------------------------     ------------    ------------
                                              2000            1999            2000            1999             2000            2000
                                      ------------    ------------    ------------    ------------     ------------    ------------
   Class of business                          L000            L000            L000            L000             L000            L000
   Computer software                        15,712          15,886         (22,156)        (20,849)         132,138         266,319
   Video editing                             1,086             924            (178)           (100)           2,281           2,329
                                      ------------    ------------    ------------    ------------     ------------    ------------
                                            16,798          16,810         (22,334)        (20,949)         134,419         268,648
                                      ------------    ------------    ------------    ------------     ------------    ------------



       The geographical analysis of turnover, loss before tax and assets for Eidos on a consolidated basis is given below.


                                 Turnover to unaffiliated customers                              Inter-segment sales
                        ----------------------------------------------------    ----------------------------------------------------
                             By destination              By origination              By destination              By origination
                           Three months ended          Three months ended          Three months ended          Three months ended
                                June 30,                    June 30,                    June 30,                    June 30,
                        ------------------------    ------------------------    ------------------------    ------------------------
                              2000          1999          2000          1999          2000          1999          2000          1999
                        ----------    ----------    ----------    ----------    ----------    ----------    ----------    ----------
Geographical segment          L000          L000          L000          L000          L000          L000          L000          L000
United Kingdom               3,424         4,863         5,351         7,416           967           ---           639         3,432
Germany                      2,250         2,296         2,162         2,612           (50)        1,120           ---            36
France                       2,397         1,709         2,525         2,155         1,632         1,284           ---           ---
Rest of Europe                 825         2,292           ---           ---           ---           ---           ---           ---
US                           6,000         4,554         6,395         4,248          (454)          969         1,317           ---
Rest of World                1,902         1,096           365           379            90            97           229             2
                        ----------    ----------    ----------    ----------    ----------    ----------    ----------    ----------
                            16,798        16,810        16,798        16,810         2,185         3,470         2,185         3,470
                        ----------    ----------    ----------    ----------    ----------    ----------    ----------    ----------


EIDOS plc
Notes to Unaudited Consolidated Financial Statements continued.../

3.  Segmental analysis (continued)

    Net loss before tax


                                                       Three months ended
                                                            June 30,
                                                --------------------------------
                                                          2000              1999
                                                --------------    --------------
   Geographical segment                                   L000              L000
   United Kingdom                                      (13,631)           (8,760)
   Germany                                                 357              (305)
   France                                                 (495)             (452)
   US                                                   (8,517)          (11,136)
   Rest of World                                           (48)             (296)
                                                --------------    --------------
                                                       (22,334)          (20,949)
                                                --------------    --------------



    Gross assets


                                                      June 30,         March 31,
                                                --------------    --------------
                                                          2000              2000
                                                --------------    --------------
   Geographical segment                                   L000              L000
   United Kingdom                                       76,877           188,444
   Germany                                               8,680            13,835
   France                                                1,164             5,698
   Spain (joint ventures)                                4,057             4,682
   US                                                   42,982            55,240
   Rest of World                                           659               749
                                                --------------    --------------
                                                       134,419           268,648
                                                --------------    --------------




4.  Stocks


                                                      June 30,         March 31,
                                                --------------    --------------
                                                          2000              2000
                                                --------------    --------------
   Raw materials                                           652               496
   Finished goods                                       13,199            12,790
                                                --------------    --------------
                                                        13,851            13,286
                                                ==============    ==============



       Stocks are stated net of provisions of L2,664,000 at June 30, 2000 and L2,685,000 at March 31, 2000.

EIDOS plc
Notes to Unaudited Consolidated Financial Statements continued.../

5.  Borrowings


                                                     June 30, 2000                      March 31, 2000
                                           --------------------------------    --------------------------------
                                            Due within One    Due after one    Due within One     Due after One
                                                      year             year              year              year
                                            --------------   --------------    --------------    --------------
                                                      L000             L000              L000              L000
   Borrowings
   Bank loans and overdrafts                           ---              ---            80,616               ---
   Obligations under finance leases                    101              125               148                53
                                            --------------   --------------    --------------    --------------
                                                       101              125            80,764                53
                                            --------------   --------------    --------------    --------------
   Other creditors
   Trade creditors                                   7,225              ---            14,656               ---
   Royalty creditors                                 3,516              ---             8,380               ---
   Other tax and social security                       ---              ---             5,960               ---
   Other creditors                                     131              ---               287               ---
   Accruals and deferred income                      8,627              ---            11,949               ---
   Corporation tax                                   2,744              ---            20,180               ---
                                            --------------   --------------    --------------    --------------
                                                    22,243              ---            61,412               ---
                                            --------------   --------------    --------------    --------------
                                                    22,344              125           142,176                53
                                            ==============   ==============    ==============    ==============




6.  Commitments and contingencies

As at June 30, 2000 Eidos had contracts to make future payments totalling L9.1 million to various licensors and developers involved in providing games software for Eidos' use. Eidos also has annual commitments under operating leases of L2.6 million, L2.0 million relating to land and buildings and L0.6 million for motor vehicles and equipment. The leases for office premises are as described in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 5, 2000. The largest office is in Menlo Park, California, which has an eight year lease and annual commitment of $1.3 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 2000

The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. Eidos' actual results could differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and those discussed in the "Risk Factors" section of Eidos' Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 5, 2000.

The following discussion is based on the Unaudited Consolidated Financial Statements of Eidos, which have been prepared in accordance with UK GAAP. See the Unaudited Consolidated Financial Statements of Eidos for information on the differences between UK GAAP and US GAAP that affect Eidos' net income and shareholders' equity.


OVERVIEW

Eidos has experienced, and expects to continue to experience, significant fluctuations in operating results due to a variety of factors including, among others: (i) the timing and success of product introductions; (ii) the market acceptance of Eidos' products; (iii) delays in product completion; (iv) order cancellations; (v) product returns; (vi) projected and actual changes in platforms; (vii) changes in pricing policies by Eidos and its competitors;
(viii) development and promotional expenses relating to the introduction of new products or new versions of existing products; (ix) changes in the value of the pound sterling in relation to other currencies; and (x) the size and rate of growth of the interactive software market. In response to competitive pressures, Eidos may take certain pricing or marketing actions that could materially adversely affect Eidos' business, results of operations and financial condition. Products are generally shipped as orders are received; accordingly Eidos operates with little backlog. Furthermore, the interactive software business is highly seasonal. Net revenues are typically significantly higher during the second half of Eidos' financial year, due primarily to the increased demand for interactive software products during the year-end holiday buying season. Net revenues in other periods are generally lower and vary significantly as a result of new product introductions and other factors. As a very significant percentage of Eidos' total sales arise in the second half, Eidos has limited ability to compensate for shortfalls in second half sales by changes in its operations or strategies in the first half. Eidos' expense levels are based, in part, on its expectations regarding future sales, and, as a result, operating results would be disproportionately and adversely affected by a decrease in sales or a failure to meet Eidos' sales expectations.

Eidos publishes its consolidated financial statements in pounds sterling. A significant portion of Eidos' assets and net revenues are generated in foreign currency, primarily US dollars, Euros, French Francs and Deutschmarks. In translating the results of its overseas operations Eidos is subject to fluctuations in the exchange rates between pound sterling and the overseas currency. Accordingly, depreciation in the weighted average value of the overseas currency against the pound sterling could decrease reported revenues and appreciation in the weighted average value of the overseas currency against the pound sterling could increase reported revenues.

As a result of the foregoing, results of operations can be expected to fluctuate significantly from period to period.


RESULTS OF OPERATIONS

For the three months ended June 30, 2000 compared to three months ended June 30, 1999

Net revenue

Net revenue was unchanged at L16.8 million in the three months ended June 30, 2000. Four new titles were launched in the three months ended June 30, 2000; Resident Evil: Code Veronica on Dreamcast, and Daikatana and Deus Ex, PC titles from Dallas developer, Ion Storm and the Misadventures of Tron Bonne on PSX. In addition Eidos released a PC version of World Grand Prix Racing 1999, a Dreamcast version of Nomad Soul and Legacy of Kain: Soul Reaver on the Platinum and Premier labels.

72% of games revenue was from sales of PC products compared to 63% for the corresponding period of last year. Last year three titles were launched in the first quarter, of which only one was for the PC. There were three PC releases this year. Generally the proportion of PC sales in the first quarter is quite high because of the volume of catalogue and budget priced sales (which are more commonly sold on PC). This is also reflected in the average selling price, which was L11.23 for the quarter compared to L9.84 in the same period last year, but L13.94 in the full year.

The total number of units shipped in the quarter was 1.9 million compared to
1.5 million in the corresponding period of 1999. Net revenue remained the same however, in spite of a higher number of units shipped and higher average initial selling price, because of the continuing weak state of the market.

Cost of sales

Cost of sales includes manufacturing, distribution costs and royalties payable. Royalties payable comprise three elements: royalties payable to third party software licensors, royalties payable to third party developers and royalties payable to internal development teams.

For the three months ended June 30, 2000, cost of sales was L9.1 million. This represented 54.1% of net revenue, compared to L8.3 million, or 49.6% of net revenue, in the corresponding period. Gross margin for the quarter was 45.9% compared to 50.4% in the corresponding period last year. The decrease in margin is a direct result of the weak state of the retail market for computer games compared to last year together with continued price pressure.

Selling and Marketing

Selling and marketing expenses comprise product marketing and advertising expenditure as well as salaries, bonuses and commissions paid to sales and marketing personnel. They consist of a variable element, product advertising and commissions, and a fixed element, which includes amortisation costs of games-related licences, payroll and associated expenses of the workforce.

Advertising costs for the three months ended June 30, 2000 were L4.5 million (26.8% of revenue) compared to L3.9 million (23.4% of revenue) in the corresponding period last year. This reflects increased expenditure on catalogue titles and the costs associated with building brand awareness through print advertising, the internet and other interactive media.

The fixed element of selling and marketing costs was largely unchanged at L4.6 million for the quarter (1999: L4.9 million).

Research and Development

Research and development primarily consists of software development costs. These costs include:

       *     internal development costs,

       * development fees paid under publishing agreements to external developers; and

       *     advance royalties paid under licensing arrangements.

Research and development spend represents the Company's investment in product development of L11.3 million for the three months ended June 30, 2000 (1999:
L10.9 million). Also included is pure research and development of L0.3 million (1999: L0.9 million). Pure research and development costs are decreasing as Eidos is focussing on the core games development business now. The product development charge for the quarter includes L7.9 million (1999: L7.7 million) invested in a pipeline of 37 titles which have yet to be released.

General and Administrative

General and administrative expenses comprise primarily personnel costs for finance, administrative and general management as well as property, accounting and legal expenses. It also includes goodwill amortisation charges.

General and administrative costs excluding goodwill were L6.0 million or 35.7% of revenue (1999: L6.2 million or 36.7%) for the quarter. Total general and administrative costs including goodwill were L8.6 million (1999: L8.7 million). Amortisation of goodwill arising on the acquisition of Proein and Pyro (which are accounted for as joint ventures) of L1.3 million (1999: Lnil) is shown separately as part of the results of the joint ventures rather than as part of Group operating results. This is in accordance with Financial Reporting Standard No.9 ("FRS9") and represents a change in presentation from that shown in the March 31, 2000 Annual Report on Form 20-F where the charge was included within general and administrative expenses.

Taxation

A tax credit of L7.0 million (1999: L6.9 million) has been applied to the loss on ordinary activities of L22.3 million (1999: L20.9 million). This reflects the projected underlying tax rate for the year to March 31, 2001 of 38%. In general, Eidos expects to have an effective overall rate in excess of standard UK rates because of the high proportion of activities overseas, which have tax rates higher than those of the UK.

Liquidity and capital resources

At June 30, 2000 Eidos had cash and cash equivalents of L14.7 million and Eidos' working capital was L63.2 million.

Eidos generated cash of L4.1 million from its operating activities in the three months ended June 30, 2000. Tax and interest payments and capital expenditure of L12.4 million represented the only significant outflows of cash in the quarter.

At June 30, 2000 Eidos had net assets of L112.0 million compared to L126.4 million at March 31, 2000. The decrease since the year end is due to the loss sustained in the first quarter.

Total fixed assets comprise intangible assets (goodwill) of L14.3 million (March 31, 2000: L16.0 million), tangible fixed assets of L5.9 million (March 31, 2000: L6.0 million) and investments of L51.0 million (March 31, 2000: L52.2 million). Management continues to monitor the carrying value of all its investments, particularly that of Express.com, which operates in a volatile sector and continues to assess its ongoing strategy and financing structure.

Investments include L10.5 million net goodwill relating to joint ventures, which has been disclosed in accordance with the requirements of FRS9. The March 31, 2000 comparatives have been reclassified from those included in the March 31, 2000 Annual Report to comply with the disclosure requirements of the FRS.


Year 2000

Since 1997 Eidos has undertaken a compliance project designed to assess the potential IT problems associated with the Year 2000, including a third party compliance programme. As a result, at the beginning of January 2000 the Group did not experience any material disruption to its business, nor did any of its suppliers experience any disruptions which materially affected Eidos.

The direct costs of the Group's Year 2000 compliance project have been indistinguishable from normal costs incurred by Eidos in regular maintenance and upgrading of all computer hardware and software. Eidos does not expect to incur any additional material costs related to Year 2000 however the directors remain aware that possible problems associated with the Year 2000 may still occur and controls remain in place to continue to monitor such risks.


The Euro

The Euro was launched on January 1, 1999 and now runs in parallel with the French Franc, German Mark and other participating currencies until the local currencies are phased out by January 1, 2001.

The financial information systems used in the European offices are all capable of operating in multiple currencies including the Euro. There have been negligible external costs relating to the introduction of the Euro to date (less than L10,000). It is anticipated that once the Euro is implemented fully there will be some costs involved in changing to the new currency (for example, staff training and minor software and hardware changes). These are not expected to be material.

The Company has established a task force comprising senior representatives from finance, operations, sales and marketing in France, Germany and the UK to consider the wider issues relating to the Euro and the Company's response. It will be difficult to establish a Europe-wide policy until the UK's position with regard to the Euro becomes clearer.

One of the main issues for the Company is the possible erosion of margin resulting from changes in the retail price point (as existing price points are translated to the Euro then possibly rounded down by the retailer). At this stage it is not possible to predict the impact of this but Eidos will seek to maintain its margin wherever it can. In addition, price transparency may erode margins in certain countries; however, the fact that most games are translated to the local language should help to reduce "grey imports" and minimise this risk.

Currently the offices in France and Germany remit Euros back to the Head Office in the UK. These receipts are translated to Sterling and where appropriate the currency risk is hedged in accordance with Company policies. Should the UK convert to the Euro this currency risk will be eliminated and the US dollar will become the only significant currency exposure.


Market Risk

A full discussion of Eidos' exposure to market risk is given in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 5, 2000. Since that date there have been no significant changes in exposure.


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorised.


EIDOS plc

By: /S/ Jeremy MJ Lewis                                       September 13, 2000
   __________________                                          _________________

Jeremy MJ Lewis
Chief Financial Officer

For Immediate Release                                             15 August 2000


                                   Eidos plc
                                   _________


                          STATEMENT RE POSSIBLE OFFER


On 20 June 2000, Eidos announced that it was currently in the early stages of discussions which may or may not lead to an offer for the whole of the issued share capital of Eidos.

Eidos can confirm that these discussions are still continuing. A further announcement will be made when appropriate.

Enquiries:

Eidos plc                          020 8636 3000
Ian Livingstone
Mike McGarvey

Dresdner Kleinwort Benson          020 7623 8000
Michael Bedford

Morgan Stanley Dean Witter         020 7425 8000
Piers de Montfort


                                      E1-1

This press release is not intended for and may not be distributed in the United States, or to US persons.

For Immediate Release                                             31 August 2000


                                   Eidos plc
                                   ---------

                           2001 First Quarter Results

                First quarter revenue unchanged at L16.8 million
   First quarter loss before tax and goodwill also unchanged at L18.4 million

Eidos plc ("Eidos"), one of the world's leading publishers and developers of entertainment software, announces results for the quarter ended 30 June 2000.

Mr Charles Cornwall, Chief Executive Officer, says:

"Results for the first quarter of financial year 2001 reflect a relatively quiet period for Eidos, with only four new releases, and the continuing low level of activity in the retail market. The industry continues to experience an overall slowdown in anticipation of the release of Sony's PlayStation 2. Net revenue for the quarter of L16.8 million and a loss before tax and goodwill of L18.4 million are both broadly at a similar level as for the same period last year. Since the beginning of the financial year all titles due for release were released on time or ahead of schedule. In particular the Sydney Olympics titles were released on schedule on 25 August and Deus Ex was released ahead of schedule in the US. With our balanced portfolio of established franchises, licensed products and exciting and original new titles, we remain confident that Eidos can trade through the current market difficulties and take advantage of the next generation platforms as they gain market acceptance."


Highlights of the Chairman's Statement

* Net revenue and loss before tax and goodwill consistent with same period last year

*      Four new titles launched in the quarter

* Deus Ex reached No.1 in certain US retail charts, Resident Evil: Code Veronica also performed well in European retail charts

* Deus Ex released in Europe in August reaching No. 1 in certain UK retail charts

*      Sydney Olympics titles released on 25 August

* Publishing arrangements for Resident Evil and Chicken Run titles extended to include PC and Dreamcast versions respectively

* Tomb Raider movie, starring Angelina Jolie, started shooting in London in July


Results Highlights (for the quarter to 30 June 2000)


* Turnover:                                    L16.8m             (1999: L16.8m)
* EBITDA:                                     (L17.7m)            (1999:(L17.5m))
* Loss before tax and goodwill:               (L18.4m)            (1999:(L18.4m))
* Loss before tax:                            (L22.3m)            (1999:(L20.9m))
* Loss per share:                              (14.8p)            (1999: (16.0p))
* Loss per share before goodwill:              (11.0p)            (1999: (13.1p))



Note 1: Eidos prepares financial statements in accordance with applicable UK accounting standards (UK GAAP). The reconciliation to US GAAP is available from Eidos on request.


                                      E2-1

Regarding prospects and current trading Mr Ian Livingstone, Chairman, says:

In the first quarter we released four new titles, including Deus Ex and Daikatana, from Dallas developer, Ion Storm. The combined performance of these two titles has been encouraging given the state of the market and considering they are PC-only titles. The release of Deus Ex was scheduled for August but it was released early in the US. It has been particularly well received and reached number one in certain US retail charts. Following its subsequent release in Europe it also reached number one in certain UK charts. The other key release in the quarter was the Dreamcast version of the successful Resident Evil series, Resident Evil: Code Veronica. This was released in Europe only and has continued to perform well in retail charts since its release in May.

Although the quiet trading conditions experienced in the first quarter appear likely to continue in the summer months, the second quarter has already seen the successful European release of Deus Ex, and the world-wide release of the Sydney Olympics titles. The Olympics titles are being released on three formats being PC, PSX and Dreamcast. Future releases for the second quarter are "Who wants to be a Millionaire?" on PSX, PC and Dreamcast, Powerstone 2 on Dreamcast and Resident Evil: Nemesis on PC.

Looking further ahead, we believe the release schedule for the rest of the financial year is our strongest to date. The schedule includes new products such as Chicken Run, Hitman, Startopia, Project IGI, 102 Dalmatians and Anachronox, another title from Ion Storm. In addition, there will be the new instalments in the Tomb Raider and Championship Manager franchises, together with sequels to Fear Effect, Commandos and Gangsters. Scheduled PlayStation 2 releases are to include TimeSplitters, Soul Reaver 2, Herdy Gerdy and Eden.

Visitors to Pinewood Studios, near London, will have noticed that Paramount Pictures' eagerly anticipated screen version of Tomb Raider, starring Academy Award(r) winner Angelina Jolie, has begun shooting. The movie is currently scheduled for release next summer.

On 20 June Eidos released an announcement saying it was in preliminary discussions which might or might not lead to an offer for the business. These discussions were at a very early stage at the time of the announcement and have continued subsequently. It is as yet too early to determine the outcome of the negotiations. A further announcement will be made as soon as is appropriate.

Contact:

Charles Cornwall, CEO:                                             020 8636 3000

Jeremy Lewis, CFO:                                                 020 8636 3000

Ryan Barr/Brad Edwards, Brainerd Communicators:                 001 212 986 6667

Simon Ellis/Paul Vann, Binns & Co:                                 020 7786 9600

                      Issued by Binns & Co: 020 7786 9600


                                      E2-2

CHAIRMAN'S STATEMENT

Results and Trading Review

Eidos reports a loss before tax of L22.3 million for the three months ended 30 June 2000 compared to L20.9 million in the corresponding period last year. Turnover remained unchanged at L16.8 million. The loss per share was 14.8p compared to 16.0p in the same period last year based on a weighted average number of shares outstanding in the period of 103,531,137 (1999: 87,841,880).

Net cash inflow from operating activities was L4.1 million compared to an outflow of L7.0 million in the corresponding period last year following favourable working capital movements. The total cash outflow for the period of L8.3 million includes L10.2 million tax (most of which was due on the sale of Opticom shares in March 2000).

Four new titles were launched in the three months ended 30 June 2000 being Resident Evil: Code Veronica on Dreamcast, Daikatana and Deus Ex, key PC titles from Ion Storm and The Misadventures of Tron Bonne on PSX. In addition Eidos released a PC version of World Grand Prix Racing 1999, a Dreamcast version of Nomad Soul and Legacy of Kain: Soul Reaver on the Platinum and Premier labels.

Gross margin for the quarter was 45.9% compared to 50.4% in the corresponding period last year. The decrease in margin is a direct result of the continuing weak state of the retail market for computer games compared to last year with continued price pressure affecting gross margins.

Selling and Marketing

Advertising costs for the three months ended 30 June 2000 were L4.5 million (26.8% of revenue) compared to L3.9 million (23.4% of revenue) in the corresponding period last year. This reflects increased expenditure on catalogue titles and the costs associated with building brand awareness through print advertising, the internet and other interactive media.

The fixed element of selling and marketing costs was largely unchanged at L4.6 million for the quarter (1999: L4.9 million).

Research and Development

Research and development spend includes the investment in product development of L11.2 million for the three months ended 30 June 2000 (1999: L10.9 million) representing the Group's continued commitment to developing new franchises. Also included is pure research and development of L0.3 million (1999: L0.9 million) which is decreasing as Eidos is now focussing on games development. The product development charge for the quarter includes L7.9 million invested in a pipeline of 37 titles which have yet to be released.

General and Administrative

General and administrative costs excluding goodwill were L6.0 million or 35.7% of revenue (1999: L6.2 million or 36.7%) for the quarter. Total general and administrative costs including goodwill were L8.6 million (1999: L8.7 million). Amortisation of goodwill arising on the acquisition of Proein and Pyro (which are accounted for as joint ventures) of L1.3 million (1999: Lnil) is shown separately as part of the results of the joint ventures rather than as part of Group operating results. This is in accordance with Financial Reporting Standard No.9 ("FRS9") and represents a change in presentation from that shown in the 31 March 2000 Annual Report, where the charge was included within general and administrative expenses.


                                      E2-3

Taxation

A tax credit of L7.0 million (1999: L6.9 million) has been applied to the loss on ordinary activities of L22.3 million (1999: L20.9 million). This reflects the projected underlying tax rate for the year to 31 March 2001 of 38%. In general, Eidos expects to have an effective overall rate in excess of standard UK rates because of the high proportion of activities overseas, which have tax rates higher than those of the UK.


Balance Sheet

At 30 June 2000 Eidos had net assets of L112.0 million compared to L126.4 million at 31 March 2000 and L64.4 million at 30 June 1999. The decrease since the year end is due to the loss sustained in the first quarter. The increase since 30 June 1999 is mainly due to the conversion of the remainder of the US$50 million convertible bond (L20.7 million) and the retained profits for the last financial year (L25.2 million).

Total fixed assets comprise intangible assets (goodwill) of L14.3 million (31 March 2000: L16.0 million, 30 June 1999: L24.0 million), tangible fixed assets of L5.9 million (31 March 2000: L6.0 million, 30 June 1999: L5.3 million) and investments of L51.0 million (31 March 2000: L52.2 million, 30 June 1999: L12.2 million). Management continues to monitor the carrying values of all its investments, particularly that of Express.com, which operates in a volatile sector and which continues to assess its ongoing strategy and financing structure.

Investments include L10.5 million net goodwill relating to joint ventures, which has been disclosed in accordance with the requirements of FRS9. The 31 March 2000 comparatives have been reclassified from those included in the 31 March 2000 Annual Report to comply with the disclosure requirements of the FRS. The joint ventures were acquired after 30 June 1999 and consequently no adjustment is required to the balance sheet at that date.


Current Trading and Future Prospects

In the first quarter we released four new titles, including Deus Ex and Daikatana, from Dallas developer, Ion Storm. The combined performance of these two titles has been encouraging given the state of the market and considering they are PC-only titles. The release of Deus Ex was scheduled for August but it was released early in the US. It has been particularly well received and reached number one in certain US retail charts. Following its subsequent release in Europe it also reached number one in certain UK charts. The other key release in the quarter was the Dreamcast version of the successful Resident Evil series, Resident Evil: Code Veronica. This was released in Europe only and has continued to perform well in retail charts since its release in May.

Although the quiet trading conditions experienced in the first quarter appear likely to continue in the summer months, the second quarter has already seen the successful European release of Deus Ex, and the world-wide release of the Sydney Olympics titles. The Olympics titles are being been released on three formats being PC, PSX and Dreamcast. Future releases for the second quarter are "Who wants to be a Millionaire?" on PSX, PC and Dreamcast, Powerstone 2 on Dreamcast and Resident Evil: Nemesis on PC.

Looking further ahead, we believe the release schedule for the rest of the financial year is our strongest to date. The schedule includes new products such as Chicken Run, Hitman, Startopia, Project IGI, 102 Dalmatians and Anachronox, another title from Ion Storm. In addition, there will be the new instalments in the Tomb Raider and Championship Manager franchises, together with


                                      E2-4
sequels to Fear Effect, Commandos and Gangsters. Scheduled PlayStation 2 releases are to include TimeSplitters, Soul Reaver 2, Herdy Gerdy and Eden.

Visitors to Pinewood Studios, near London, will have noticed that Paramount Pictures' eagerly anticipated screen version of Tomb Raider, starring Academy Award(r) winner Angelina Jolie, has begun shooting. The movie is currently scheduled for release next summer.

On 20 June Eidos released an announcement saying it was in preliminary discussions which might or might not lead to an offer for the business. These discussions were at a very early stage at the time of the announcement and have continued subsequently. It is as yet too early to determine the outcome of the negotiations. A further announcement will be made as soon as is appropriate.

Ian Livingstone
Chairman
31 August 2000


                                      E2-5

EIDOS plc
Unaudited Consolidated Profit and Loss Account


                                                  Three months      Three months
                                                 ended 30 June     ended 30 June
                                                          2000              1999
                                                          L000              L000
Turnover: Group and share of joint ventures'            18,869            16,810
 Less: share of joint ventures' turnover                (2,071)              ---
                                                --------------    --------------
Turnover -- continuing operations                       16,798            16,810
Cost of goods sold                                      (9,091)           (8,345)
                                                --------------    --------------
Gross profit                                             7,707             8,465
Selling and marketing                                   (9,063)           (8,867)
Research and development                               (11,534)          (11,779)
General and administrative
 Amortisation of goodwill                               (2,647)           (2,514)
 Other                                                  (6,000)           (6,169)
                                                --------------    --------------
Total general and administrative                        (8,647)           (8,683)
                                                --------------    --------------
Operating expenses                                     (29,244)          (29,329)
                                                --------------    --------------
Group operating loss                                   (21,537)          (20,864)
Share of operating profit of joint ventures                289               ---
Joint venture goodwill amortisation                     (1,252)              ---
                                                --------------    --------------
Total operating loss -- continuing
 operations                                            (22,500)          (20,864)
Net interest and similar charges                           166               (85)
                                                --------------    --------------
Loss on ordinary activities before tax                 (22,334)          (20,949)
Tax on loss on ordinary activities                       7,006             6,915
                                                --------------    --------------
Net loss after tax                                     (15,328)          (14,034)
                                                --------------    --------------
Loss per share                                           (14.8p)           (16.0p)
Loss per share before goodwill                           (11.0p)           (13.1p)



Notes:
1. The earnings per share is based on a weighted average number of ordinary shares in issue of 103,531,137 (1999: 87,841,880) for the quarter ended 30 June 2000.


                                      E2-6

EIDOS plc
Unaudited Consolidated Balance Sheet


                                                       30 June           30 June
                                                          2000              1999
                                                          L000              L000
Fixed assets
Intangible assets                                       14,330            23,999
Tangible assets                                          5,916             5,331
Investments
 Joint ventures -- share of net assets                   2,468               ---
 Joint ventures -- goodwill                             10,466               ---
 Other investments                                      38,081            12,164
                                                --------------    --------------
Total investments                                       51,015            12,164
                                                --------------    --------------
Total fixed assets                                      71,261            41,494
                                                --------------    --------------
Current assets
Stocks                                                  13,851             6,618
Debtors                                                 34,582            33,369
Cash at bank and in hand                                14,725            27,195
                                                --------------    --------------
Total current assets                                    63,158            67,182
Creditors: amounts falling due within one
 year                                                  (22,344)          (23,480)
                                                --------------    --------------
Net current assets                                      40,814            43,702
                                                --------------    --------------
Total assets less current liabilities                  112,075            85,196
Creditors due after more than one year                    (125)          (20,815)
                                                --------------    --------------
Net assets                                             111,950            64,381
                                                ==============    ==============
Capital and reserves
Called up share capital                                  2,071             1,856
Share premium account                                   85,108            62,251
Other reserves                                             707               707
Profit and loss account                                 24,064              (433)
                                                --------------    --------------
Shareholders' funds                                    111,950            64,381
                                                ==============    ==============


Notes:
1. Eidos plc is registered in England and Wales (number 2501949) and its registered office is Wimbledon Bridge House, 1 Hartfield Road, Wimbledon, London SW19 3RU.

2. The investment in joint ventures comprises L3.9 million share of gross assets less L1.4 million share of gross liabilities.


                                      E2-7

EIDOS plc
Unaudited Consolidated Statements of Cash Flow


                                                  Three months      Three months
                                                 ended 30 June     ended 30 June
                                                          2000              1999
                                                          L000              L000
Net cash inflow/(outflow) from operating
 activities                                              4,085            (7,035)
                                                --------------    --------------
Returns on investments and servicing of
 finance
Interest received                                          428               335
Bank interest paid                                      (1,467)             (117)
Interest paid on finance leases                             (7)              (15)
Other interest paid                                        ---              (243)
                                                --------------    --------------
                                                        (1,046)              (40)
                                                --------------    --------------
Taxation
UK taxation paid                                        (9,417)              ---
Overseas tax paid                                         (763)             (938)
                                                --------------    --------------
                                                       (10,180)             (938)
                                                --------------    --------------
Capital expenditure and financial investment
Purchase of tangible fixed assets                         (564)             (554)
Sale of tangible fixed assets                               76               ---
Investment disposal costs                                 (641)              ---
                                                --------------    --------------
                                                        (1,129)             (554)
                                                --------------    --------------
Acquisitions and disposals
Purchase of subsidiary undertakings                        ---           (14,327)
                                                --------------    --------------
                                                           ---           (14,327)
                                                --------------    --------------
Net cash outflow before financing                       (8,270)          (22,894)
Financing
Issue of ordinary share capital                             74             1,897
Repayment of principal under finance leases                (98)              (91)
                                                --------------    --------------
                                                           (24)            1,806
                                                --------------    --------------
Decrease in cash in the period                          (8,294)          (21,088)
                                                ==============    ==============


Notes:
1. Net cash inflow from operating activities is derived from operating loss of L21,537,000 (1999: L20,864,000) adjusted for depreciation of L902,000 (1999:
   L827,000), goodwill amortisation and write-offs of L2,647,000 (1999:
   L2,514,000) and a decrease in working capital of L22,073,000 (1999:
   L10,488,000).


                                      E2-8

FOR IMMEDIATE RELEASE

           EIDOS PLC ANNOUNCES FINANCIAL RESULTS FOR THE THREE MONTHS
                              ENDED JUNE 30, 2000

First quarter revenue unchanged at L16.8 million ($25.4 million)
First  quarter loss  before tax  and goodwill  also unchanged  at L18.4  million
                                ($27.8 million)

LONDON, August 31, 2000 -- Eidos plc (NASDAQ: EIDSY), one of the world's leading publishers and developers of entertainment software, announced today results for the quarter ended June 30, 2000. Revenue was L16.8 million ($25.4 million) for the quarter, unchanged from the same period last year. On a US GAAP basis the Group's loss before tax for the quarter ended June 30, 2000 was L22.4 million ($33.8 million) compared to L21.3 million in the corresponding period last year. This resulted in a loss per share of 14.9p (22.5c) for the quarter compared to a loss of 16.4p in the corresponding period last year.

Commenting on Eidos' current trading and prospects, Ian Livingstone, Chairman, stated,

"In the first quarter we released four new titles, including Deus Ex and Daikatana, from Dallas developer, Ion Storm. The combined performance of these two titles has been encouraging given the state of the market and considering they are PC-only titles. The release of Deus Ex was scheduled for August but it was released early in the US. It has been particularly well received and reached number one in certain US retail charts. Following its subsequent release in Europe it also reached number one in certain UK charts. The other key release in the quarter was the Dreamcast version of the successful Resident Evil series, Resident Evil: Code Veronica. This was released in Europe only and has continued to perform well in retail charts since its release in May.

Although the quiet trading conditions experienced in the first quarter appear likely to continue in the summer months, the second quarter has already seen the successful European release of Deus Ex, and the world-wide release of the Sydney Olympics titles. The Olympics titles are being released on three formats being PC, PSX and Dreamcast. Future releases for the second quarter are "Who wants to be a Millionaire?" on PSX, PC and Dreamcast, Powerstone 2 on Dreamcast and Resident Evil: Nemesis on PC.

Looking further ahead, we believe the release schedule for the rest of the financial year is our strongest to date. The schedule includes new products such as Chicken Run, Hitman, Startopia, Project IGI, 102 Dalmatians and Anachronox, another title from Ion Storm. In addition, there will be the new instalments in the Tomb Raider and Championship Manager franchises, together with sequels to Fear Effect, Commandos and Gangsters. Scheduled PlayStation 2 releases are to include TimeSplitters, Soul Reaver 2, Herdy Gerdy and Eden.

Visitors to Pinewood Studios, near London, will have noticed that Paramount Pictures' eagerly anticipated screen version of Tomb Raider, starring Academy Award(r) winner Angelina Jolie, has begun shooting. The movie is currently scheduled for release next summer.

On June 20, Eidos released an announcement saying it was in preliminary discussions which might or might not lead to an offer for the business. These discussions were at a very early stage at the


                                      E3-1
time of the announcement and have continued subsequently. It is as yet too early to determine the outcome of the negotiations. A further announcement will be made as soon as is appropriate."

Charles Cornwall, Chief Executive Officer, added, "Results for the first quarter of financial year 2001 reflect a relatively quiet period for Eidos, with only four new releases, and the continuing low level of activity in the retail market. The industry continues to experience an overall slowdown in anticipation of the release of Sony's PlayStation 2. Net revenue for the quarter of L16.8 million and a loss before tax and goodwill of L18.4 million are both broadly at a similar level as for the same period last year. Since the beginning of the financial year all titles due for release were released on time or ahead of schedule. In particular the Sydney Olympics titles were released on schedule on August 25, and Deus Ex was released ahead of schedule in the US. With our balanced portfolio of established franchises, licensed products and exciting and original new titles, we remain confident that Eidos can trade through the current market difficulties and take advantage of the next generation platforms as they gain market acceptance."


                                                             US GAAP
                                                      Quarter Ended June 30
                                     --------------------------------------------------------
                                                     2000                                1999
                                                $000*                L000                L000
Net Sales                                      28,758              19,045              16,810
EBITDA                                        (26,464)            (17,526)            (17,470)
Loss before tax                               (33,776)            (22,368)            (21,299)
Net loss                                      (23,337)            (15,455)            (14,384)
Loss per share                                (22.5c)             (14.9p)             (16.4p)
Loss per share before goodwill                (16.6c)             (11.0p)             (13.1p)
Weighted average shares                   103,531,137         103,531,137          87,841,880



* The Company's financial statements are expressed in Pounds Sterling. References to `Pounds Sterling' or `L' are to the currency of the United Kingdom and references to `$', `US dollars' or `US$' are to United States currency. Solely for convenience this press release contains translations of certain Pounds Sterling amounts into US dollars at specified rates. These translations should not be construed as representations that the Pounds Sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated or any other rate. Unless otherwise indicated, the translations of Pounds Sterling amounts into US dollars have been made at the rate of $1.51 to L1.00, the exchange rate published by Datastream for June 30, 2000.


Recent developments

* Net revenue and loss before tax and goodwill consistent with same period last year

*      Four new titles launched in the quarter

* Deus Ex reached No.1 in certain US retail charts, Resident Evil: Code Veronica also performed well in European retail charts

* Deus Ex released in Europe in August reaching No. 1 in certain UK retail charts

*      Sydney Olympics titles released on August 25

* Publishing arrangements for Resident Evil and Chicken Run titles extended to include PC and Dreamcast versions respectively

* Tomb Raider movie, starring Angelina Jolie, started shooting in London in July


                                      E3-2

UK GAAP Financial Summary

Eidos reports a loss before tax of L22.3 million for the three months ended June 30, 2000 compared to L20.9 million in the corresponding period last year. Turnover remained unchanged at L16.8 million. The loss per share was 14.8p compared to 16.0p in the same period last year based on a weighted average number of shares outstanding in the period of 103,531,137 (1999: 87,841,880).

Net cash inflow from operating activities was L4.1 million compared to an outflow of L7.0 million in the corresponding period last year following favourable working capital movements. The total cash outflow for the period of L8.3 million includes L10.2 million tax (most of which was due on the sale of Opticom shares in March 2000).

Four new titles were launched in the three months ended June 30, 2000 including Resident Evil: Code Veronica on Dreamcast, Daikatana and Deus Ex, key PC titles from Ion Storm and The Misadventures of Tron Bonne on PSX. In addition Eidos released a PC version of World Grand Prix Racing 1999, a Dreamcast version of Nomad Soul and Legacy of Kain: Soul Reaver on the Platinum and Premier labels.

Gross margin for the quarter was 45.9% compared to 50.4% in the corresponding period last year. The decrease in margin is a direct result of the continuing weak state of the retail market for computer games compared to last year with continued price pressure affecting gross margins.

Selling and Marketing

Advertising costs for the three months ended June 30, 2000 were L4.5 million (26.8% of revenue) compared to L3.9 million (23.4% of revenue) in the corresponding period last year. This reflects increased expenditure on catalogue titles and the costs associated with building brand awareness through print advertising, the internet and other interactive media.

The fixed element of selling and marketing costs was largely unchanged at L4.6 million for the quarter (1999: L4.9 million).

Research and Development

Research and development spend includes the investment in product development of L11.3 million for the three months ended June 30, 2000 (1999: L10.9 million) representing the Group's continued commitment to developing new franchises. Also included is pure research and development of L0.3 million (1999: L0.9 million) which is decreasing as Eidos is now focussing on games development. The product development charge for the quarter includes L7.9 million invested in a pipeline of 37 titles which have yet to be released.

General and Administrative

General and administrative costs excluding goodwill were L6.0 million or 35.7% of revenue (1999: L6.2 million or 36.7%) for the quarter. Total general and administrative costs including goodwill were L8.6 million (1999: L8.7 million). Amortisation of goodwill arising on the acquisition of Proein and Pyro (which are accounted for as joint ventures) of L1.3 million (1999: Lnil) is shown separately as part of the results of the joint ventures rather than as part of Group operating results. This is in accordance with Financial Reporting Standard No.9 ("FRS9") and represents a change in presentation from that shown in the March 31, 2000 Annual Report, where the charge was included within general and administrative expenses.


                                      E3-3

Taxation

A tax credit of L7.0 million (1999: L6.9 million) has been applied to the loss on ordinary activities of L22.3 million (1999: L20.9 million). This reflects the projected underlying tax rate for the year to March 31, 2001 of 38%. In general, Eidos expects to have an effective overall rate in excess of standard UK rates because of the high proportion of activities overseas, which have tax rates higher than those of the UK.

Balance Sheet

At June 30, 2000 Eidos had net assets of L112.0 million compared to L126.4 million at March 31, 2000 and L64.4 million at June 30, 1999. The decrease since the year end is due to the loss sustained in the first quarter. The increase since June 30, 1999 is mainly due to the conversion of the remainder of the US$50 million convertible bond (L20.7 million) and the retained profits for the last financial year (L25.2 million).

Total fixed assets comprise intangible assets (goodwill) of L14.3 million (March 31, 2000: L16.0 million, June 30, 1999: L24.0 million), tangible fixed assets of L5.9 million (March 31, 2000: L6.0 million, June 30, 1999: L5.3 million) and investments of L51.0 million (March 31, 2000: L52.2 million, June 30, 1999: L12.2 million). Management continues to monitor the carrying value of all its investments, particularly that of Express.com, which operates in a volatile sector and which continues to assess its ongoing strategy and financing structure.

Investments include L10.5 million net goodwill relating to joint ventures, which has been disclosed in accordance with the requirements of FRS9. The March 31, 2000 comparatives have been reclassified from those included in the March 31, 2000 Annual Report to comply with the disclosure requirements of the FRS. The joint ventures were acquired after June 30, 1999 and consequently no adjustment is required to the balance sheet at that date.

Eidos plc is one of the world's leading publishers and developers of entertainment software. The Company develops and publishes a diverse mix of titles for the Sony PlayStation, Sega Dreamcast, Nintendo Game Boy Color and multimedia PC markets in the US, the UK, Europe and Asia. The Company's shares are traded on the NASDAQ Stock Market under the symbol EIDSY.

Certain statements contained in this press release may be deemed forward-looking, and involve a number of risks and uncertainties. The Company's actual results may differ materially from the expectations expressed in such forward looking statements. Among the factors that could cause actual results to differ materially are world-wide business and industry conditions, including consumer buying and retailer ordering patterns, product delays, changes in research and development spending, company consumer relations, in particular, levels of sales to mass merchants, retail acceptance of the company's published and third party titles, competitive conditions and other risks detailed, from time to time, in the company's SEC filings, including, but not limited to, the Company's form 20-F for the period ended March 31, 2000.

Contact:

Charles Cornwall, CEO:                                       011 44 20 8636 3000

Jeremy Lewis, CFO:                                           011 44 20 8636 3000

Ryan Barr/Brad Edwards, Brainerd Communicators:                     212 986 6667

Simon Ellis/Paul Vann, Binns & Co:                           011 44 20 7786 9600


                                      E3-4

EIDOS plc
Unaudited Consolidated Statements of Operations reconciled to US GAAP for the quarter ended June 30, 2000


UK GAAP                                                                                          Three months
                                                             Three months ended June 30,       ended June 30,

                                                                     2000              2000              1999
                                                                     $000              L000              L000
Turnover: Group and share of joint ventures'                       28,492            18,869            16,810
 Less: share of joint ventures' turnover                           (3,127)           (2,071)              ---
                                                           --------------    --------------    --------------
Turnover -- continuing operations                                  25,365            16,798            16,810
Cost of goods sold                                                (13,727)           (9,091)           (8,345)
                                                           --------------    --------------    --------------
Gross profit                                                       11,638             7,707             8,465
Selling and marketing                                             (13,685)           (9,063)           (8,867)
Research and development                                          (17,416)          (11,534)          (11,779)
General and administrative
 Amortization of goodwill                                          (3,997)           (2,647)           (2,514)
 Other                                                             (9,060)           (6,000)           (6,169)
                                                           --------------    --------------    --------------
Total general and administrative                                  (13,057)           (8,647)           (8,683)
                                                           --------------    --------------    --------------
Operating expenses                                                (44,158)          (29,244)          (29,329)
                                                           --------------    --------------    --------------
Group operating loss                                              (32,520)          (21,537)          (20,864)
Share of operating profit of joint ventures                           436               289               ---
Joint venture goodwill amortization                                (1,891)           (1,252)              ---
                                                           --------------    --------------    --------------
Total operating loss -- continuing operations                     (33,975)          (22,500)          (20,864)
Net interest and similar charges                                      251               166               (85)
                                                           --------------    --------------    --------------
Loss on ordinary activities before tax                            (33,724)          (22,334)          (20,949)
Tax on loss on ordinary activities                                 10,579             7,006             6,915
                                                           --------------    --------------    --------------
Net loss after tax (prepared under UK GAAP)                       (23,145)          (15,328)          (14,034)
                                                           --------------    --------------    --------------
Loss per share                                                    (22.3c)           (14.8p)           (16.0p)
Loss per share before goodwill                                    (16.6c)           (11.0p)           (13.1p)

Reconciliation to US GAAP
Net loss after tax (prepared under UK GAAP)                       (23,145)          (15,328)          (14,034)
Amortisation of goodwill -- group                                     323               214               204
Amortisation of goodwill -- associates                               (616)             (408)             (554)
Full consolidation of joint venture                                   101                67               ---
                                                           --------------    --------------    --------------
Net loss in accordance with US GAAP                               (23,337)          (15,455)          (14,384)
                                                           --------------    --------------    --------------
Loss per share in accordance with US GAAP
Loss per share                                                     (22.5c)           (14.9p)           (16.4p)
Loss per share before goodwill                                     (16.6c)           (11.0p)           (13.1p)



Notes:
1. The Company's financial statements are expressed in Pounds Sterling. References to `Pounds Sterling' or `L' are to the currency of the United Kingdom and references to `$', `US dollars' or `US$' are to United States currency. Solely for convenience this press release contains translations of certain Pounds Sterling amounts into US dollars at specified rates. These translations should not be construed as representations that the Pounds Sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated or any other rate. Unless otherwise indicated, the translations of Pounds Sterling amounts into US dollars have been made at the rate of $1.51 to L1.00, the exchange rate published by Datastream for June 30, 2000.


                                      E3-5

EIDOS plc
Consolidated Balance Sheets Reconciled to US GAAP


UK GAAP                                                             June 30, 2000              March 31, 2000
                                                                     (unaudited)
                                                                     $000              L000              L000
Fixed assets
Intangible assets                                                  21,638            14,330            16,035
Tangible assets                                                     8,933             5,916             6,022
Investments
 Joint ventures -- share of net assets                              3,727             2,468             1,840
 Joint ventures -- goodwill                                        15,804            10,466            12,270
 Other investments                                                 57,502            38,081            38,081
                                                           --------------    --------------    --------------
Total investments                                                  77,033            51,015            52,191
                                                           --------------    --------------    --------------
Total fixed assets                                                107,604            71,261            74,248
                                                           --------------    --------------    --------------
Current assets
Stocks                                                             20,915            13,851            13,286
Debtors                                                            52,219            34,582            77,665
Cash at bank and in hand                                           22,235            14,725           103,449
                                                           --------------    --------------    --------------
Total current assets                                               95,369            63,158           194,400
Creditors: amounts falling due within one year                    (33,739)          (22,344)         (142,176)
                                                           --------------    --------------    --------------
Net current assets                                                 61,630            40,814            52,224
                                                           --------------    --------------    --------------
Total assets less current liabilities                             169,234           112,075           126,472
Creditors due after more than one year                               (189)             (125)              (53)
                                                           --------------    --------------    --------------
Net assets                                                        169,045           111,950           126,419
                                                           ==============    ==============    ==============
Capital and reserves
Called up share capital                                             3,127             2,071             2,071
Share premium account                                             128,513            85,108            85,034
Other reserves                                                      1,068               707               707
Profit and loss account                                            36,337            24,064            38,607
                                                           --------------    --------------    --------------
Shareholders' funds                                               169,045           111,950           126,419
                                                           ==============    ==============    ==============


1. Eidos plc is registered in England and Wales (number 2501949) and its registered office is Wimbledon Bridge House, 1 Hartfield Road, Wimbledon, London SW19 3RU.
2. The investment in joint ventures comprises L3.9 million share of gross assets less L1.4 million share of gross liabilities.

3. Goodwill relating to joint ventures and associates as at March 31, 2000 has been reclassified in accordance with FRS9.


                                      E3-6

EIDOS plc
Consolidated Balance Sheets Reconciled to US GAAP


Reconciliation to US GAAP                                           June 30, 2000              March 31, 2000
                                                                     (unaudited)
                                                                     $000              L000              L000
Shareholders' funds (prepared under UK GAAP)                      169,045           111,950           126,419
Goodwill                                                           20,584            13,632            13,632
Less in process research and development                           (3,575)           (2,368)           (2,368)
Less amortisation                                                 (18,555)          (12,288)          (12,503)
                                                           --------------    --------------    --------------
                                                                   (1,546)           (1,024)           (1,239)
                                                           --------------    --------------    --------------
Investment in associates -- net assets                                308               204               204
Investment in associates -- goodwill                               10,742             7,114             7,114
Less amortisation                                                  (8,781)           (5,815)           (5,407)
                                                           --------------    --------------    --------------
                                                                    2,269             1,503             1,911
                                                           --------------    --------------    --------------
Unrealised appreciation of other investments                       35,488            23,502            40,665
Deferred tax on unrealised appreciation                           (10,647)           (7,051)          (12,200)
Full consolidation of joint venture company                           (94)              (62)             (129)
Revenue recognition                                                (1,416)             (938)             (938)
                                                           --------------    --------------    --------------
Shareholders' funds in accordance with US GAAP                    193,099           127,880           154,489
                                                           ==============    ==============    ==============


1. Eidos plc is registered in England and Wales (number 2501949) and its registered office is Wimbledon Bridge House, 1 Hartfield Road, Wimbledon, London SW19 3RU.
2. The investment in joint ventures comprises L3.9 million share of gross assets less L1.4 million share of gross liabilities.

3. Goodwill relating to joint ventures and associates as at March 31, 2000 has been reclassified in accordance with FRS9.


                                      E3-7

EIDOS plc
Unaudited Consolidated Statements of Cash Flow


                                                                                                 Three months
                                                             Three months ended June 30,       ended June 30,
                                                                     2000              2000              1999
                                                                     $000              L000              L000
Net cash inflow/(outflow) from operating activities                 6,168             4,085            (7,035)
                                                           --------------    --------------    --------------
Returns on investments and servicing of finance
Interest received                                                     646               428               335
Bank interest paid                                                 (2,215)           (1,467)             (117)
Interest paid on finance leases                                       (10)               (7)              (15)
Other interest paid                                                   ---               ---              (243)
                                                           --------------    --------------    --------------
                                                                   (1,579)           (1,046)              (40)
                                                           --------------    --------------    --------------
Taxation
UK taxation paid                                                  (14,220)           (9,417)              ---
Overseas tax paid                                                  (1,152)             (763)             (938)
                                                           --------------    --------------    --------------
                                                                  (15,372)          (10,180)             (938)
                                                           --------------    --------------    --------------
Capital expenditure and financial investment
Purchase of tangible fixed assets                                    (852)             (564)             (554)
Sale of tangible fixed assets                                         115                76               ---
Investment disposal costs                                            (968)             (641)              ---
                                                           --------------    --------------    --------------
                                                                   (1,705)           (1,129)             (554)
                                                           --------------    --------------    --------------
Acquisitions and disposals
Purchase of subsidiary undertakings                                   ---               ---           (14,327)
                                                           --------------    --------------    --------------
                                                                      ---               ---           (14,327)
                                                           --------------    --------------    --------------
Net cash outflow before financing                                 (12,488)           (8,270)          (22,894)
Financing
Issue of ordinary share capital                                       112                74             1,897
Repayment of principal under finance leases                          (148)              (98)              (91)
                                                           --------------    --------------    --------------
                                                                      (36)              (24)            1,806
                                                           --------------    --------------    --------------
Decrease in cash in the period                                    (12,524)           (8,294)          (21,088)
                                                           ==============    ==============    ==============


Notes:
1. Net cash inflow from operating activities is derived from operating loss of L21,537,000 (1999: L20,864,000) adjusted for depreciation of L902,000 (1999:
   L827,000), goodwill amortisation and write-offs of L2,647,000 (1999:
   L2,514,000) and a decrease in working capital of L22,073,000 (1999:
   L10,488,000).


                                      E3-8

      Eidos plc Statistical Information for the Period Ended June 30, 2000
                            Geographical Revenue Mix
                                  (Unaudited)

                                Quarter ended June 30, 2000        Quarter ended June 30, 1999
                                       L000s       % of Total             L000s        % of Total
North America                          6,000            35.7%             4,554             27.1%
UK/Europe                              8,896            53.0%            11,160             66.4%
Rest of World                          1,902            11.3%             1,096              6.5%
                              --------------   --------------    --------------    --------------
Total net revenue                     16,798           100.0%            16,810            100.0%
                              --------------   --------------    --------------    --------------





                                  Percentage
                                    Decrease
                                     Quarter
North America                          31.8%
UK/Europe                             (20.3%)
Rest of World                          73.5%
                              --------------
Total net revenue                      (0.1%)
                              --------------





                   Platform Revenue Mix (Games Revenue only)
                                  (Unaudited)


                                Quarter ended June 30, 2000        Quarter ended June 30, 1999
                                       L000s       % of Total             L000s        % of Total
Console                                4,445            28.4%             5,897             37.2%
PC                                    11,206            71.6%             9,954             62.8%
                              --------------   --------------    --------------    --------------
Total net revenue                     15,651           100.0%            15,851            100.0%
                              --------------   --------------    --------------    --------------





                                  Percentage
                                    Decrease
                                     Quarter
Console                               (24.6%)
PC                                     12.6%
                              --------------
Total net revenue                      (1.3%)
                              --------------





                                      E3-9